

July 16, 2024

Matthew Shafer
Chief Financial Officer
Cardiff Lexington Corp
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169

      Re: Cardiff Lexington Corp
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed March 27, 2024
          Response Letter Dated July 12, 2024
          File No. 000-49709

Dear Matthew Shafer:

We have reviewed your July 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
1. Summary of Significant Accounting Policies
Accounts Receivable, page F-9

1.   We note your response to prior comment 1. In addition to the expanded disclosures requested in bullets 3, 5 and 6, please provide the following disclosures to better address your business model and how that model impacts your operations, including the collectability of your receivables.
   - Provide a more comprehensive explanation of your healthcare services and business model, including the general collection period for the services provided. As part of your enhanced disclosures, specifically discuss what the Letter of Protection is, the parties to the letter, how it ensures full payment of the services provided, and what happens if a settlement is not reached and/or is for less than the amount of revenue recognized for the services you provided.

- Provide risk factor disclosures that specifically addresses the risks associated with your receivable lifecycle of 18 to 24 months. Address the current lack of a process and the resources necessary to track the aging of your accounts receivable and how this impacts your ability to accurately estimate that the receivable lifecycle is 18 to 24 months and that you have a 99% collection rate.

- Include a discussion in MD&A of your assessment that you have a 99% collection rate. In this regard, we note that you acquired Nova Ortho and Spine LLC on May 31, 2021, with the initial fair value of the acquired receivables at $4.1 million as of December 31, 2021, which was reduced to $0.7 million once the purchase price allocation was completed. We also note your history of factoring these receivables at a 54% reduction of yield through April 2023. In addition, explain the nature of the $1.2 accrued liability for collections of previously factored receivable and why such accrual is necessary. Address whether this accrual impacts your assessment of accounts receivable collectability.

2.   We note that the March 31, 2024 rollforward provided in your response letter reports no provision recognized during the period. However, the cash flow statement reports bad debt of $339,834. Please address this apparent inconsistency.

3.   Please tell us how you concluded that it is appropriate to classify all of your accounts receivable-net balance as current given the estimated general collection timeframe of 18 to 24 months.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services